UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form 20-F

or Form 40-F.
Form 20-F
☒
Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an attached
annual report to security holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or other
document that the registrant foreign

private issuer must furnish

and make public under the laws

of the jurisdiction in which the
registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”), or

under the rules of the home country
exchange on which the registrant’s securities are traded,

as long as the report or other document

is not a press release, is not required
to be and has not been distributed to

the registrant’s security holders, and, if discussing

a material event, has already been

the subject
of a Form 6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

information contained in this Form is

also thereby furnishing the
information to the Commission pursuant

to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.
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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated

May 23, 2024, titled “ABB

appoints new Business Area Presidents”.

—
ZURICH, SWITZERLAND,
MAY

23,

2024
ABB appoints new Business Area
Presidents
ABB today announced the appointment

of Giampiero Frisio as the new

President of its Electrification
Business Area and Brandon Spencer

as the new President of its

Motion Business Area. Both will

take over
their new roles and join ABB’s Executive

Committee on August 1, 2024.

ABB CEO Björn Rosengren said:

“Both Giampiero and Brandon

are proven leaders with strong track

records
in their current roles driving profitable

growth in two of our

largest Divisions. I am particularly

happy that we
are appointing internal

candidates – this shows the strength of ABB’s pool

of senior leaders. I am confident
that they will build on the strong performance

achieved in Electrification

and Motion over the past years.”
Morten Wierod, CEO designate, added:

“I am excited to work with

Giampiero and Brandon also

in their new
roles when I take over as ABB CEO

later this year. With them we will continue to have a

strong Executive
Committee that will drive ABB’s financial

and sustainability performance.”
Giampiero Frisio, Division President

Smart Power (Electrification

Business Area) since 2018, will

succeed
Morten Wierod who, as announced

previously, will become ABB’s new CEO as of August 1, 2024.
Giampiero joined ABB in 1995

and has held numerous managerial

positions in roles ranging from operations
to marketing and sales. From January

2011 to November 2018, he was the Managing

Director for Protection
and Connection Business Unit, Electrification

Products. He holds a Master’s

degree in Electrical Engineering
from Pavia University in Italy. Giampiero is an Italian

citizen.
Brandon Spencer, Division President Energy Industries

(Process Automation Business

Area) since 2020, will
succeed Tarak Mehta, who as announced previously, will leave ABB to assume the role of

CEO of Timken
Group after more than 25 years with

ABB. Brandon joined ABB in 2006

and has held a range of leadership
roles with a focus on the energy sector. Between

2018 and 2020, he was

Global Managing Director for

ABB
Process Industries. Prior to joining

ABB, Brandon held various roles

at Siemens Power Generation. He

holds
a bachelor’s degree

in Economics and a Masters’ degree

in Business Administration from the

Crummer
School of Business at Rollins

College in Winter Park, Florida.

Brandon is a US citizen.
As of August 1, 2024, ABB’s Executive

Committee will consist of: Morten

Wierod (Chief Executive Officer),
Timo Ihamuotila (Chief Financial Officer), Carolina

Granat (Chief Human Resources

Officer), Karin Lepasoon
(Chief Communications and Sustainability

Officer), Giampiero Frisio (President,

Electrification), Peter
Terwiesch (President, Process Automation), Brandon Spencer

(President, Motion) and Sami Atiya
(President, Robotics & Discrete

Automation). In addition, Mathias

Gaertner will join the Executive

Committee
latest on October 1, 2024 as

General Counsel and Company Secretary.
1/2

ABB

is a technology leader in electrification

and automation, enabling

a more sustainable and
resource-efficient future. The company’s solutions

connect engineering

know-how and software to optimize
how things are manufactured, moved,

powered and operated.

Building on over 140 years of excellence,
ABB’s more than 105,000 employees are

committed to driving

innovations that accelerate industrial
transformation. www.abb.com
—
For more information please

contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
ABB APPOINTS NEW BUSINESS AREA PRESIDENTS
2/2

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be
signed on its behalf by the undersigned,

thereunto duly authorized.
ABB LTD
Date: May 23, 2024. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: May 23, 2024. By: /s/ Natalia Shehadeh
Name: Natalia Shehadeh
Title: Chief Integrity Officer, Interim General
Counsel and Corporate Secretary